November 23, 2004


Mail Stop 4-6

Mr. John R. Ward
Chairman and Chief Financial Officer
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #270
Scottsdale, AZ 85258

Re:	Teknik Digital Arts, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-118101

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2

General

1. Please revise to update your financial information pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary

2. It isn`t necessary or appropriate to define the words "Teknik," "we," "our," "ours" and "us," as the intended meaning of these words appears clear from the context. Defining these words imparts a legalistic flavor to your filing that is inconsistent with Rule 421(d). Accordingly, please delete the last sentence of the first paragraph of this section.

Our Markets, p.2

3. We note that in this section and in other sections throughout the document, you have added statistics from third-party research firms, such as Arc Group and Gartner. Please provide us with supplemental support for the statistics cited and revise your disclosure to indicate the date of the research reports from which these statistics were taken. Additionally, please note that if the referenced statistics are not available publicly for free or for a nominal amount, you should either provide us with consents from the third parties to use their research in your filing or revise to remove the reference to the third parties and attribute the statistics to the Company, based on its own research. See Rule 436 of Regulation C.

Risk Factors

4. We note that your auditors amended their opinion on October 20, 2004 to issue a going concern opinion. Please revise your MD&A to clearly disclose this fact and expand your risk factors section to discuss the risks associated with a going concern opinion.

We depend heavily upon intellectual property licenses from others and our failure to maintain these licenses could seriously harm our business, p.9

5. While we note the revisions you have made in response to prior comment 7, please further expand the disclosure in this risk factor to identify the significant third parties on which you rely and the extent to which your business is dependent upon them. For example, your licenses to use "Fear Factor" and "Next Action Star" appear crucial to your business plan and your ability to begin generating revenues. Would you be able to locate suitable replacements if these licenses were terminated or not renewed? Revise accordingly.

Selling Security Holders

6. While we note your response to our prior comment 12, it is not clear whether any of the selling security holders are affiliates of broker-dealers. If any of the selling securityholders are affiliates of registered broker-dealers, please identify such affiliates and expand the prospectus disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. In this regard, we note your supplemental response indicating that none of the selling securityholders currently have any such agreements, understandings or arrangements, is not sufficient.

7. While we note the revisions you have made in response to our prior comment 14, please further expand the information in footnote 2 to include the material terms of the warrants and the software transaction pursuant to which the shares were issued. For example, we note from your disclosure under Item 26, that the warrants covering 400,000 shares were issued as partial consideration for the sale of software to the Company by Fortune, and that such warrants have a term of four years and a per share exercise price of $2.50 for the 30-day period following effectiveness of the registration statement and $5.00 thereafter. Revise accordingly. Additionally, while we note that the Exchange Agreement regarding the shares issued to CAC has been filed, it does not appear that the agreements governing the issuance of securities to Fortune Labs and Chris Fortune have been filed. Please ensure that these agreements, as well as any other agreements required to be filed as exhibits by Item 601(b)(4) of Regulation S-B, are filed with your next amendment.

Plan of Operations

Summary of our plan, p.17

8. We reissue our prior comment 15. While we note your statement that you could fund most, if not all, of your working capital requirements over the next 12 months from borrowings under your revolving line of credit, it appears that you may still require additional funds that you plan to raise through the exercise of outstanding warrants. Why do you believe you will be able to rely on the exercise of warrants to provide the additional funds you will need to raise in the next 12 months? For example, do you think it is likely that the warrants will be in-the-money during the next 12 months? If not, why do you believe that you will be able to raise additional funds through the exercise of outstanding warrants? Finally, what is the period over which you could fund your working capital requirements with the cash you currently have?

9. As a follow-up to the comment above, revise this section and your "Liquidity and Capital Resources" section to clarify the amount of funds that are available under the revolving line of credit with CAC. Your disclosure on page 19 indicates that, as of June 30, 2004, you owed $0 to CAC and had recently exchanged 1,000,000 shares of stock for $500,000 of outstanding debt. Does this mean that as of June 30, 2004 you had an additional $500,000 available to you under the revolving line of credit? While we note your response to our prior comment 52, your current disclosure regarding the status of the revolving line of credit is difficult to understand and should be revised to clearly disclose the amount that was outstanding under the revolving line of credit prior to the June 2004 exchange, the total amount currently available under the revolving line of credit and the amount of funds you have used so far. Please ensure that corresponding changes are also made to the disclosure under "Certain Relationships and Related Transactions."

Expenses, p.18

10. We note your response to prior comment 48.  Revise your
disclosures to specifically discuss the nature and date of the services performed for the Company for which payment was made in common stock during the nine-month period ended June 30, 2004.
Disclose how you valued the services performed.   Additionally,
indicate your ability to continue to use this form of consideration in future transactions.

Liquidity and Capital Resources, p.19

11. Does your revolving line of credit with CAC include any material covenants? If so, please expand this section to identify such covenants in quantified terms and include an additional risk factor outlining the material terms of the covenants in quantified terms and explaining the risks such covenants pose to the Company.

Business

Our Products, p.21

12. Disclose the terms and fair value of the 250,000 shares of restricted common stock issued to both Gaylord Sports Management and to Mickelson Inc. Revise your footnotes to the financial statements to disclose the relevant terms of these agreements and to disclose your accounting for them.

13. Revise to disclose the nature and terms of the license and publishing agreement to develop physically interactive console games and instructional software. Describe the nature of any consideration paid to acquire these agreements and the accounting for that consideration, if any. Revise your footnotes to the financial statements, if necessary

Our Markets, p.23

Mobile applications market

14. While we note the revisions you have made in response to our prior comment 25 and the fact that you have revised the disclosure to indicate that the numbers you include reflect management`s belief based on initial discussions with carriers, you must still provide us with support for these numbers. For example, have the carriers provided you with any documentation indicating their plans with respect to revenue splits? If so, please supplementally provide us with copies of these materials.

Executive Compensation

15. We note that your current disclosure in this section includes information relating to different time periods for different tables. For example, your summary compensation table includes information from January 29, 2003 through September 30, 2004, while your option grant table includes stock option grants made in fiscal 2003. Please revise throughout to provide the required information for your fiscal year ended September 30, 2004, in order to provide consistent information to investors.

Summary Compensation Table, p.26

16. Please revise this table to provide all required information for each of the named executive officers. We note from page II-2 that in fiscal 2004 you awarded Mr. Comstock a bonus of 250,000 shares and you issued Mr. Eaton a total of 50,000 shares as additional consideration for his employment and in connection with his resignation from the Company. Pl-ease refer to Instruction 2 to Item 402(b)(2)(iii) of Regulation S-B and revise the summary compensation table accordingly. Additionally, please ensure that all other information required by
Item 402(b)(2) has been provided, as well.

Legal Proceedings

17. We note from footnote 5 to the financial statements that you believe the Quicksilver suit is completely without merit. Please supplementally explain the basis for this statement.

Financial Statements

Statement of Stockholders Equity, p.F-5

18. We note your response to prior comment 59. Revise your disclosure in Note 1 to the financial statements regarding the purchase of software to disclose the number of common shares issued and the value of the shares issued. Also, address the type of software purchased and why the threshold of technological feasibility was not definitively met. Tell us where in the statement of operations these software costs have been reflected.

Note 2 - Related Party Transactions, p.F-7

19. We note your response to prior comment 42. We note that your disclosure under "Certain Relationships and Related Transactions" on page 33 refers to a revolving credit agreement. The disclosure within MD&A also refers to a revolving credit agreement with CAC in the
amount of $500,000, which was entered into on March 31, 2003.   As a
follow-up to comment 9 above, we note that this line of credit is not clearly disclosed in the footnotes to the financial statements. In this regard, revise your disclosures to describe the relevant terms of this agreement and any outstanding balance at each reporting period. Ensure that your disclosures comply with paragraph 2 of SFAS 57. Further, your disclosure on page 19 indicates that the agreement is renewable annually on March 1. Your disclosure does not indicate that the line was renewed or who has the authority to renew the line (i.e. the Company or CAC).

Note 4 -Warrants, p.F-10

20. We note that you applied the Black-Scholes option-pricing model to value the warrants issued to non-employees. Be advised that this model should include a volatility factor since the warrants were granted to non-employees and should be valued at fair value. The minimum value method is only available to nonpublic companies valuing options granted to employees. See paragraph 143 of SFAS 123. Additionally, disclose how you are accounting for the granting of warrants.

Note 5 - Commitments and Contingencies, p.F-12

21. Provide us supplementally with sufficient information so that we may further understand your relationship with Quicksilver and the nature of the filed complaint against the Company. Your disclosure indicates you have denied the allegations and that you intend to file a counterclaim. Please address this aspect of the legal proceedings as well. In addition, tell us how you have complied with the disclosure requirements of paragraphs 8 to 10 of SFAS 5.

Note 7 - Investments - Joint Venture, p.F-13

22. We note that you are now consolidating the Joint Venture since you have significant control over the operations of the Joint Venture. Tell us why you believe that consolidation is proper and identify the accounting literature that supports your accounting. Consider EITF 96-16. Describe why you believe that you have significant control and identify the terms or rights that allows you to control the Joint Venture. Indicate the specific terms of Playentertainment`s right to convert its investment into 200,000 shares of common stock. Also, see paragraphs 5 and 11 of SFAS 150. Explain how you are accounting for the minority interest in the Joint Venture. Advise.

23. Section 10.1 of the joint venture agreement with Playentertainment states that one year after the date of the agreement, Playentertainment has the option to convert its 50% membership interest into shares of common stock under a predetermined conversion value calculation. The amount of common stock to be received in the conversion is not to exceed 50% of the then outstanding common stock. This disclosure contradicts the disclosure in Note 7 to the financial statements and in the "Business" section, which indicates that Playentertainment can convert their 50% ownership interest into 200,000 shares of restricted common stock during the first two years of the joint venture agreement. Please reconcile the disclosures. In addition, revise Note 7 to disclose the conversion terms and the components of the predetermined conversion calculation.

Exhibits

24. While we note your response to our prior comment 33 and your argument that the license agreements with CAC regarding Anidragon, and Playentertainment, regarding "Fear Factor" and "Next Action Star," are ordinary course agreements, it appears that such agreements should still be filed as exhibits to the registration statement. First, Item 601(b)(10)(i)(A) of Regulation S-B indicates that, in addition to material agreements not made in the ordinary course of business, agreements to which security holders named in the registration statement are parties should be filed. As CAC is a named selling and principal securityholder, the license agreement with CAC should be filed. All agreements with Fortune Labs or any other named securityholders should be filed, as well. We note, for example, the software purchase agreement between Fortune and the Company, dated December 31, 2003. Second, Item 601(b)(10)(i)(B) indicates that, in addition to material agreements not made in the ordinary course of business, agreements on which the Company`s business is substantially dependent should be filed. In this regard, we note from your disclosure throughout the document that your "Fear Factor" and "Next Action Star" products appear to be the only products that may produce revenues in early 2005. Therefore, your business appears to be substantially dependent on the license agreements related to these products and such license agreements should be filed. Finally, we note that there are several other agreements that appear to be required exhibits, including agreements with Gaylord Sports Management Group, LLC, under which you have secured licenses regarding your golf products; an agreement with PEPAD, LLC; an agreement with Phil Simms; and hardware platform licenses with Sony, Sega, Microsoft and Nintendo. Please either file these agreements as exhibits to your next amendment or advise.

*	*	*	*	*

As appropriate, please amend your filing in response to these comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our
review.   Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Marc Thomas at (202) 942-1792 or Stephen Krikorian at (202) 942-2959 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 942-2986, or Tangela Richter, at (202) 942-1837, with any other questions. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,



							Barbara Jacobs
							Assistant Director



CC:	Via Facsimile
	Mr. Gregory R. Hall, Esq.
	Squire, Sanders & Dempsey L.L.P.
	Two Renaissance Square
	40 North Central Avenue, Suite 2700
	Phoenix, AZ 85004-4498
	Telephone:  (602) 528-4000
	Facsimile:   (602) 253-8129





Mr. John Ward
November 23, 2004
Page 1